May 11, 2009

Mr. Jonathan Wiggins
Staff Accountant
United States Securities and Exchange Commission
100 “F” Street, N.E.
Washington, D.C.  20549

Re:	AlphaMetrix Managed Futures LLC (Aspect Series)
Item 4.01 Form 8-K
Filed May 1, 2009
File No. 0-52192

Dear Mr. Wiggins:

In connection with the response to the Staff’s comment letter dated May 4, 2009 regarding the Item 4.01 Form 8-K filed on May 1, 2009 by AlphaMetrix Managed Futures LLC (Aspect Series) (the “Fund”), the Fund acknowledges the following:

1.	the Fund is responsible for the adequacy and accuracy of the disclosure filing;

2.	Securities and Exchange Commission (the “SEC”) staff comments or changes to disclosure in response to SEC staff comments do not foreclose the SEC from taking any action with respect to the filing; and

3.	the Fund may not assert SEC staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

ALPHAMETRIX MANAGED FUTURES LLC (ASPECT SERIES)

By:	AlphaMetrix, LLC, Manager

By:	/s/ Aleks Kins
Name: Aleks Kins
Title: President and Chief Executive Office